UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

GENTERRA CAPITAL INC.
(Registrant's name)

106 Avenue Road,
Toronto, Ont.
Canada M5R 2H3
(416) 920-0500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press Release January 28, 2011
99.2	Annual Report to Stockholders for Fiscal 2010
99.3	Notice Of Annual Meeting Of Shareholders
99.4	Management Information Circular for Fiscal 2010
99.5	Certification of Annual Filings – Chief Executive Officer
99.6	Certification of Annual Filings – Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENTERRA CAPITAL INC.

Date: February 17, 2011	By:	/s/ STAN ABRAMOWITZ
	Name:	Stan Abramowitz
	Title:	Chief Financial Officer